

Mail Stop 7010

November 26, 2007

Michael W. Hawkins
Chief Executive Officer
Alternative Construction Company, Inc.
1900 South Harbor City Boulevard, Suite 315
Melbourne, Florida 32901

Re: **Alternative Construction Company, Inc.**
Registration Statement on Form SB-2
Forms 10-KSB and 10-QSB, each as amended 11/19/2007
File No. 333-128191

Dear Mr. Hawkins:

We have reviewed your amended Forms 10-KSB and 10-QSB and have the following comments. Feel free to call us at the telephone number listed at the end of this letter with any questions.

Form SB-2

1. We note that you have not yet responded comments 1 through 35 of our September 25 letter. We look forward to receiving your amended SB-2 and accompanying response letter.

Form 10-KSB

Executive Compensation

2. In future filings, please ensure that your disclosure responds to our new executive compensation disclosure rules. For example, these rules require that the summary compensation table include a column reflecting a total dollar amount of all compensation paid, as well as other items. Please confirm that you will comply with the new rules in your next 10-KSB.

Certain Relationships and Related Transactions

3. We were unable to find the disclosure that you said that you included in response to prior comment 40. This disclosure, required by Item 407(a), requires you to identify each director that is independent under the standards set forth in paragraph (a)(1) of Item 407. Please tell us where this information is in your filing, or provide us supplementally with the disclosure that you will include in your next 10-KSB.

Closing Comments

      As appropriate, please amend your registration statement in response to our prior comments 1 through 35, and provide us with supplemental responses to the comments on your 10-KSB/A. You may contact the undersigned at (202) 551-3765 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Thomas G. Amon
        (212) 819-2427